Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Municipal Trust (SEC File Nos. 333-36033);

Wells Fargo Funds Trust
Evergreen Intermediate Municipal Bond Fund
File No. 333-165025

Wells Fargo Advantage Funds®

Evergreen Investments

EVERGREEN INTERMEDIATE MUNICIPAL BOND FUND

Evergreen Select Fixed Income Trust

200 Berkeley Street

Boston, MA 02116

May 24, 2010

Dear Valued Shareholder:

Recently we sent to you a prospectus/proxy statement and other proxy materials for the upcoming Special Meeting of Shareholders for Evergreen Intermediate Municipal Bond Fund (the “Fund”) scheduled for June 8, 2010 (the “Special Meeting”) at 10:00 a.m. Pacific time. At the Special Meeting, shareholders of the Fund will be asked to consider a proposal to reorganize the Fund into the Wells Fargo Advantage Intermediate Tax/AMT-Free Fund. The enclosed Supplement updates the information in the prospectus/proxy statement dated April 14, 2010 (the “Proxy Statement”) that you recently received in connection with that Special Meeting. The Special Meeting will be held at the offices of Wells Fargo Advantage Funds®, 525 Market Street, San Francisco, California 94105.

If you have already voted your shares, you do not need to do anything in response to this mailing unless you now wish to change your vote. If you wish to change your vote before the Special Meeting, you may do so by submitting a later dated proxy using any of the voting methods described on the proxy card, which was previously mailed to you, or by attending the Special Meeting in person. You also may revoke your vote by sending a written notice of revocation to the Fund. If you have not yet voted your shares, please know that your vote is critical to the outcome of the Special Meeting regardless of how many shares you own.  Please take the time to vote your shares today.

If you have any questions about the proxy materials or the proposal, please call your investment professional or an Evergreen client service representative at 1-800-343-2898. Your vote is very important to us regardless of the number of shares that you are entitled to vote.

More information regarding the Special Meeting and proposal can be found in the Proxy Statement, which was previously mailed to you. If you are interested in viewing the Proxy Statement, you can log on to www.evergreeninvestments.com to view it free of charge. If you would like another copy of the proxy materials, have any proxy-related questions, or want to vote your proxy by phone, please call our proxy solicitor, The Altman Group, at 800-499-8519for assistance.   The Proxy Statement and Supplement are also available, without charge, on the SEC’s website http://www.sec.gov. Please read the Proxy Statement and Supplement carefully, as they contain important information.

Your vote matters and will help us to obtain the required number of votes to hold the Special Meeting and avoid additional costs of further solicitation.   Please help us by taking a moment to cast your vote today. Thank you in advance for your participation.

Sincerely,

Wells Fargo Advantage Funds
Evergreen Investments